November 8, 2010

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 1 to Form 10
         Filed October 4, 2010
         File No. 000-53876

Dear Mr. Brown:

We are in receipt of your letter dated October 4, 2010and would like to respond as follows:

Business, page 3

1.	We have revised to include in one of the introductory paragraphs Wilders’ revenues, assets and net income (loss) for the most recent audited period and interim stub period.
2.	We have revised to discuss the effect of the Securities and Exchange Commission’s interactive data file requirements on our business.

Risk Factors, page 4

The SEC’s new interactive data requirements will compel us to acquire...

3.
We have revised the third sentence of this risk factor to clarify that the Interactive Data Requirement applies to the types of registrants we identity in this sentence for filings that contain financial statements of the registration for a fiscal period that ends on or after June 15, 2011. We have also added disclosure that Wilder intends to acquire the needed software by the end of March 2011.

We may need to raise capital, page 5

4.	We have revised this risk factor to state to state that we expect to need additional funds for advertising and to comply with SEC reporting requirements, but we do not know how much we will need.

Management’s Discussion and Analysis of Financial Condition, page 6

5.	We have revised this section to specify the reasons for the changes from period to period.

Liquidity and Capital Resources, page 8

6.
We previously disclosed that we believe Wilder has sufficient capital to continue our operations for the next twelve months.  We had disclosed that we may need to raise funds through an offering of securities, but that we may not be able to raise a sufficient amount of funds.  Wilder’s monthly expenses are minimal, since the officers donate office space, phone service and office supplies.

7.
We have revised the estimate that it will cost Wilder between $50,000 and $100,000 to comply with reporting requirements.  We now estimate that amount at $25,000.  We have added disclosure to that effect.

Executive Compensation, page 10

Summary Compensation Table, page 10

8.	We have renamed the “fees” section “All Other Compensation” and added a narrative to accompany this section in the summary compensation table.

Certain Relationships and Related Transaction and Director Independence

9.	We have added the disclosure that Wilder uses the offices and telephones of Joel Schonfeld at no cost.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 11

10.
We have revised this section to state the approximate number of holders of each class of common equity as of the latest practicable date.  We also revised disclosure to indicate that Wilder relied on Rule 505 in the issuance of the outstanding common stock.

Other

11.  We will continue to update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

Thank you.

Very truly yours,

Joel Schonfeld
JS/ss